Exhibit 99(b)
June 22, 2020
Dear Shareholder:
We are pleased to announce the introduction of the Dividend Reinvestment and Stock Purchase Plan of Bank First Corporation (the “Plan”). The Plan is designed to provide you with a convenient, cost-effective method to manage your investment in Bank First Corporation’s stock. If you are a registered shareholder, you can reinvest your cash dividends as well as purchase shares of Bank First Corporation (the “Company”) stock directly through our transfer agent and Plan Administrator, Computershare Trust Company, N.A. (“Computershare”). If you are a beneficial owner and hold your shares in “street name,” you can participate in the Plan through your broker.
The Plan contains a number of features, including the ability to:
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Either receive your dividends in cash or automatically reinvest your cash dividends in additional shares of

Company stock;
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Purchase additional shares of stock in a one-time transaction by investing as little as $50;

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Purchase additional shares of stock on a recurring basis by authorizing recurring monthly purchases through the

Plan’s automatic investment feature;
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Sell shares of stock using market orders, batch orders, day limit orders, and good-til-cancelled orders;

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Manage your account online at www.computershare.com/investor; and

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Receive a statement of your account each time you execute a transaction.

You are receiving this notice that a copy of the Prospectus that provides a detailed explanation of the Plan is available at www.computershare.com/investor. If you would like a physical copy of the Prospectus, a copy will be mailed to you (along with related Plan materials) free of charge as described below. If you do not request a physical copy, we are required to obtain your consent in order to deliver a copy of the Prospectus electronically. By following the instructions to enroll in the Plan described below, you are providing such consent.
In order to enroll in the Plan, you may choose one of the following:
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Visit www.computershare.com/investor at any time and access a copy of the Prospectus and the Enrollment Form, and enroll electronically following the instructions provided.

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Request a copy of the Prospectus and Enrollment Form be mailed to you, and complete, and mail the Enrollment Form to the address provided on the Form.

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If you hold your shares in “street name,” you may request a copy of the Prospectus and the Enrollment Form from your broker.

If you want to receive a paper copy of the Prospectus and related Plan materials, you may request them by using the options below. There is no charge to you for requesting a paper copy.
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Internet: Go to www.computershare.com/investor

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Phone: Call Computershare free of charge at 1.800.736.300

Participation in the Plan is optional and you may withdraw at any time. Investing in our common stock involves risks. SEE “RISK FACTORS” ON PAGE 1 of the Prospectus. Please read the Plan Prospectus carefully before making an investment decision.
We appreciate your continued support of Bank First Corporation. If you have questions regarding the Plan or need assistance with Plan enrollment, please contact Computershare at 1.800.736.3001.
Best regards,
Michael B. Molepske
President and Chief Executive Officer